UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549



                              SCHEDULE 13G
                             (Rule 13d-102)

          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                            (Amendment No.__)*



                        MUTUAL RISK MANAGEMENT LTD.
--------------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
--------------------------------------------------------------------------
                      (Title of Class of Securities)


                                628351108
                       ---------------------------
                             (CUSIP Number)


                              November 30, 2001
           -----------------------------------------------------
           Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ ]	Rule 13d-1 (b)

	[x]	Rule 13d-1 (c)

	[ ]	Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------
CUSIP NO.  628351108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Smithfield Fiduciary LLC - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER

                            0

NUMBER OF
              -----------------------------------------------------------
SHARES
                6.  SHARED VOTING POWER
BENEFICIALLY
                    3,571,428 shares of Common Stock /1/
OWNED BY

EACH          -----------------------------------------------------------

REPORTING       7.  SOLE DISPOSITIVE POWER

PERSON                      0

WITH
              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER

                    3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.88% as of the date of filing of this statement. (Based on 41,764,595 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon conversion of the Debentures referred to in Footnote 1 of
        Item 4 below.)

--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  628351108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge International LLC - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER

                            0

NUMBER OF
              -----------------------------------------------------------
SHARES
                6.  SHARED VOTING POWER
BENEFICIALLY
                    3,571,428 shares of Common Stock /1/
OWNED BY

EACH          -----------------------------------------------------------

REPORTING       7.  SOLE DISPOSITIVE POWER

PERSON                      0

WITH
              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER

                    3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.88% as of the date of filing of this statement. (Based on 41,764,595 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon conversion of the Debentures referred to in Footnote 1 of
        Item 4 below.)

--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.


--------------------------------------------------------------------------
CUSIP NO.  628351108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Corporation - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER

                            0

NUMBER OF
              -----------------------------------------------------------
SHARES
                6.  SHARED VOTING POWER
BENEFICIALLY
                    3,571,428 shares of Common Stock /1/
OWNED BY

EACH          -----------------------------------------------------------

REPORTING       7.  SOLE DISPOSITIVE POWER

PERSON                      0

WITH
              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER

                    3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.88% as of the date of filing of this statement. (Based on 41,764,595 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon conversion of the Debentures referred to in Footnote 1 of
        Item 4 below.)

--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.


--------------------------------------------------------------------------
CUSIP NO.  628351108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Management, LLC - 13-3993048


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER

                            0

NUMBER OF
              -----------------------------------------------------------
SHARES
                6.  SHARED VOTING POWER
BENEFICIALLY
                    3,571,428 shares of Common Stock /1/
OWNED BY

EACH          -----------------------------------------------------------

REPORTING       7.  SOLE DISPOSITIVE POWER

PERSON                      0

WITH
              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER

                    3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,571,428 shares of Common Stock /1/


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.88% as of the date of filing of this statement. (Based on 41,764,595 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon conversion of the Debentures referred to in Footnote 1 of
        Item 4 below.)

--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.





Item 1.

(a)  Name of Issuer

	Mutual Risk Management Ltd.

(b)  Address of Issuer's Principal Executive Offices:

	44 Church Street
	Hamilton HM12, Bermuda

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


	Smithfield Fiduciary LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge International LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Corporation
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York  10019
	Citizenship: State of Delaware


(d)  Title of Class of Securities
	Common Shares, par value $.01 per share

(e)  CUSIP Number	628351108


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.	Ownership

(a)  Amount Beneficially Owned

     3,571,428 shares of Common Stock /1/

(b)  Percent of Class

     Approximately 7.88% as of the date of filing of this statement. (Based on 41,764,595 shares of Common Stock issued and outstanding as of September 30, 2001, plus the shares of Common Stock issuable upon the conversion of the Debentures referred to in footnote 1 below.)

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.

/1/ On November 30, 2001, Smithfield Fiduciary LLC purchased $25,000,000 aggregate principal amount of 9 3/8% Convertible Exchangeable Debentures due 2006 (the "Debentures") of Mutual Risk Management Ltd. (the "Company") and 3,571,428 Series A Preferred Shares due 2006 of the Company (the "Preferred Shares").

The Debentures themselves carry no voting rights but have been issued as a unit with the Preferred Shares. The Preferred Shares have voting rights proportionate to the voting rights the holders would have upon conversion of the Debentures into shares of Common Stock. The Preferred Shares have no liquidation preference or dividend rights and are entitled to one vote per share on all matters submitted to the shareholders of the Company.

The Debentures may be converted, in whole or in part, at any time at the option of the holder into shares of Common Stock. The conversion price is $7.00 per share. The conversion price and number of Common Shares issuable upon conversion of the Debentures will be adjusted under standard antidilution provisions, including for issuances of shares of Common Stock or Common Stock equivalents below the conversion price or current market price of the Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class

		Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		See Item 2 above.

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 10th day of December, 2001



Smithfield Fiduciary LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director










                                Exhibit Index
                                -------------

                 Exhibit                           Description
                 -------                           -----------

                    1                        Joint Filing Agreement